Exhibit 99.81

Canopy Growth comments on proposed regulations governing cannabis

SMITHS FALLS, ON, Nov. 22, 2017 /CNW/—Canopy Growth Corporation (TSX: WEED) (“Canopy Growth” or the “Company”) is pleased to see further progress as the federal government proposes possible scenarios for the governance of the new cannabis system. This level of detail, subject to improvements and iterations through the final drafting stages, allows the Company to continue to develop and refine an aggressive expansion agenda to meet the needs of medical and adult-use consumers with high quality cannabis products. Many of the security measures proposed in the draft regulations will allow the Company to scale existing facilities more rapidly due to reduced regulatory burdens and security infrastructure, without sacrificing the underlying rigour of the supply chain itself.

Canada has built a world-class system for the production of cannabis, and much of the proposed system builds upon the strengths of the existing production and distribution system. Canopy is pleased to see the introduction of special provisions for “micro-growers”, as this effort to support new and smaller growers is consistent with the ethos of Canopy, which supports a wide variety of growers already through its Craft Grow program. Canopy has built a value-add processing, care and distribution network second to none, and looks forward to seeing more entrants join the market and welcomes the opportunity to build upon its growing roster of CraftGrow partners.

While plain packaging regulations are not mentioned in the draft regulations, Canopy Growth continues to place value on the proposed self-regulatory model it helped create along with 17 other Licensed Producers which were developed in consultation with Ad Standards Council. Brand differentiation and education must be allowed in order to successfully transition out of prohibition and replace the black market.

Finally, Canopy Growth is particularly pleased with the hemp provisions in the draft regulations. Canopy was an early advocate of hemp production, having acquired several hemp companies early on through its acquisition strategy. With a focus on crop-scale production, CBD extraction technology and value-add consumer products, the Company is pleased to now bring its hemp strategy to fruition to provide a revenue stream to complement existing cannabis revenue to build additional value for Canopy Growth’s shareholders.

Here’s to Future Growth.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over 700k sq. ft. of licensed production, over 500k sq. ft. of which is GMP-certified. Looking forward to 2018, Canopy Growth and its affiliates are developing a production platform that will represent 3.2 million sq. ft. of indoor and greenhouse production capacity, all operated with world-leading production, quality assurance procedures, value-add post processing, research, and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning seven countries and four continents. The Company is proudly dedicated to educating healthcare practitioners, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc. or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/November2017/22/c5739.html

%SEDAR: 00029461E

For further information: Jordan Sinclair, Director of Communications, Jordan@canopygrowth.com, 613-769-4196; Investor Relations: Tyler Burns, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 07:23e 22-NOV-17